June 18, 2010
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Waters Corporation
Form 10-K for the Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-14010
Dear Mr. Vaughn:
On behalf of Waters Corporation (“Waters” or the “Company”), we have set forth below responses to the comments provided to me by the staff of the Commission (the “Staff’) in your letter dated May 20, 2010 (the “Letter’). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the letter.
The Company’s responses are as follows:
Form 10-K for the year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Off-Balance Sheet Arrangements, page 31

1.	Question	We noted your disclosures in Note 11 of the consolidated financial statements on pages 63 and 64 that you have indemnification agreements with certain parties under which you could be required to make payments to the indemnified parties. Please tell us how you have considered such indemnification agreements in connection with your disclosure here. Refer to Item 303(A)(4) of Regulation S-K.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

Response	The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, disclose in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Off-Balance Sheet Arrangements that the Company enters into standard indemnification clauses in agreements in the ordinary course of business. Pursuant to these clauses, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with patent, copyright or other intellectual property infringement claims by any third party with respect to its current products, as well as claims relating to property damage or personal injury resulting from the performance of services by the Company or its subcontractors. The maximum potential amount of future payments the Company could be required to make under these indemnification clauses is unlimited. Historically, the Company’s costs to defend lawsuits or settle claims relating to such indemnity clauses have been minimal and management accordingly believes the estimated fair value of these agreements is immaterial.
Critical Accounting Policies and Estimates, page 31
Long-lived Asset, Intangible Assets, and Goodwill, page 32

2.	Question	We note your disclosures here regarding your goodwill impairment evaluation, including your disclosure that you do not expect to record an impairment charge in the foreseeable future but that there can be no assurance that at the time future reviews are completed a material impairment charge will not be recorded. In order to provide investors with greater insight into the possibility of a future impairment charge, revise the disclosures in future filings to discuss the factors that could cause you to have to record a material impairment charge in the future.

	Response	The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, discuss the following factors that could cause the Company to have to record a material goodwill impairment charge in the future:

• a significant decline in our projected revenue or earnings or cash flows;

• significant adverse change in legal factors or in the business climate;

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

• a significant decline in our stock price or the stock price of comparable companies;

• an adverse action or assessment by a regulator; and

• unanticipated competition.

3.	Question	Further to the above, please tell us and revise future filings to disclose the number of reporting units you have identified for purposes of your goodwill impairment testing.

	Response	The Company has two reporting units the Waters Division and TA Division. The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, disclose the number (currently 2) of reporting units the Company has identified for goodwill impairment testing.

4.	Question	You state here that you performed your annual impairment review of goodwill during the fourth quarter of 2009. Separately, you state on page 47 in Note 1 to the consolidated financial statements that you have elected to make January 1 the annual impairment assessment date for your reporting units. Please revise future filings as appropriate to reconcile these two disclosures.

	Response	The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, disclose that the Company’s annual impairment assessment date is January 1 of each year in both Management’s Discussion and Analysis of Financial Conditions and Results of Operations and in the consolidated financial statement footnotes.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 45
Cash and Cash Equivalents, page 46

5.	Question	We note that your cash equivalents have original maturities of “generally’’ 90 days or less. Please explain to us the type and amount of any cash equivalents you hold in which original maturity is more than 90 days. If these holdings are material, please revise your future filings to clarify the extent of your holdings in which the original maturities exceed three months. For reference see the definition of “ Cash Equivalents” within the paragraph 305-10-20 of the FASB Accounting Standards Codifications.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

Response	At December 31, 2009 and 2008, the Company did not have investments classified as cash equivalents with an original maturity that exceeded 90 days. The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, remove the term “generally” from the disclosure in the consolidated financial statement footnotes.

Revenue Recognition, page 52

6.	Question	We noted that you present deferred revenue and customer advance payments with your consolidated balance sheet. Given the significance of these line items, please revise future filings to clearly describe how you present related deferred costs of revenue in your consolidated balance sheets. If you record both deferred revenues and the deferred cost together in one line item on the balance sheet, revise future filings to clearly disclose the components of the net deferred balance.

	Response	The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, disclose in the consolidated financial statement footnotes that the Company’s deferred revenue consists of the obligation on instrument service contracts and customer payments received in advance prior to shipment of the instrument. Instrument service contracts are typically billed at the beginning of the maintenance period. The amount of the service contract is amortized ratably to revenue over the instrument maintenance period. There are no deferred costs associated with the contracts as the cost of the service is recorded when the service is performed. No revenue is recognized until all revenue recognition criteria have been met.

7.	Question	We note that your disclosure here regarding your software revenue recognition, including your disclosure that software upgrades sold as part of a service contract are recognized ratably over the term of the contract. Please revise future filings to clarify how you allocated value in arrangements that include software and software upgrades/service contracts.

	Response	The Company respectively acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, clarify how we allocate value in arrangements

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

that include software and software upgrades/service contracts. This disclosure, which will be included in the revenue recognition accounting policy footnote, will be as follows:

Sales of software are accounted for in accordance with the accounting standards for software revenue recognition. The Company’s software arrangements typically include software licenses and maintenance contracts. The maintenance contracts include unspecified rights to software upgrades on a when and if available basis.

The software licenses are recognized as revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes multiple elements and vendor specific objective evidence of the fair value of undelivered elements exists. Under the residual method, the fair value of the undelivered element (maintenance) is deferred and the remaining portion of the arrangement fee is allocated to the delivered element (software license) and recognized as revenue. The revenue associated with the maintenance contract is recognized ratably over the maintenance term.

8.	Question	With respect to your disclosures here regarding third-party financing arrangements, please address the following:

•       Clarify for us how the financing arrangement with the customer is structured. Clarify whether you are a party to the contractual financing arrangement and how the terms of any residual credit risk have been formalized between you and the third part leasing company.

• Discuss the nature of the credit risk that you retain and how such amount is determined.

• Explain to us how you have evaluated the applicable accounting guidance in concluding that recognition of these amounts as revenue upon product shipment is appropriate.

•       Tell us the total maximum amount of credit risk retained by the company and the amount accrued in the financial statements and the line item on the balance sheet where such amounts are accrued. If material, please also revise future filings to disclose this information.

	Response	The Company has not entered into any customer assisted lease transactions in many years. As a result, the Company will remove

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

this disclosure from future filings starting with the Form 10K for year ending December 31, 2010.
Note 16. Business Segment Information, page 75

9.	Question	We note that you have aggregated your two operating segments — Waters Division and TA Division — into one reportable segment based on similar economic characteristics, product process, products and services, types and classes of customers, method of distribution and regulatory environments. Please provide us with your detailed analysis of how you considered all of these factors in reaching your conclusion that aggregation of the operating segments is appropriate. Include a quantitative analysis of the economic characteristics. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification (ASC).

	Response	The Company has two operating segments that have similar economic characteristics, products processes, products and services, types and classes of customers and methods of distributions and regulatory environments and as a result these operating segments are combined into one reporting segment for reporting purposes. The following is our detailed analysis of the factors, outlined in ASC Segment Reporting, that support the aggregation of the two operating segments into one reportable segment.

Aggregation	Waters (WAT)	TA
Characteristics	Division	Division
Nature of Products & Services	Yes - Similar	Yes - Similar
	Designs, Manufactures,	Designs, Manufactures,
	Sells & Services	Sells & Services
	Analytical Instruments	Analytical Instruments
	that Measure the	that Measure the
	Composition of	Composition of
	Materials.	Materials.

Nature of Production Processes	Yes — Similar	Yes — Similar
	Assembly of	Assembly of
	Subcomponents (e.g.	Subcomponents (e.g.
	sheet metal &	sheet metal &
	electronics) to	electronics) to
	Manufacture Analytical	Manufacture Analytical
	Instruments	Instruments

Economics Characteristics
Long-term Average
Gross Margins	Similar	Similar
2009	GM% 60.3%	GM% 60.6%
2008	GM% 57.8%	GM% 60.0%
2007	GM% 56.9%	GM% 59.3%
2006	GM% 58.1%	GM% 58.4%

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

Aggregation	Waters (WAT)	TA
Characteristics	Division	Division
Operating, Competitive & Financial Risk
• WAT & TA are exposed to the same risk of a reduction in customer instrument capital spending & worldwide recession.	Yes Similar	Yes Similar

• WAT & TA are exposed to the risk that competitors introduce faster and more sensitive instruments.	Yes Similar	Yes Similar

• WAT & TA manufacturing place reliance on the same types of sheet metal and electronic suppliers.	Yes Similar	Yes Similar

• Since, WAT & TA sell to the same type of lab customers there is a risk that competitors will drop prices to make a sale which in turn will lower WAT & TA profits.	Yes Similar	Yes Similar

Type or Class of Customer	Pharmaceutical & Industrial	Pharmaceutical & Industrial

Method of Distribution	Primarily Direct Sales Force	Primarily Direct Sales Force

Nature of Regulatory Environment	FDA & EPA	FDA & EPA

Management has concluded that the Waters Division and TA Division operating segments can be combined because they have the similar characteristics identified in the ASC.

10.	Question	If revenues from external customers attributed to an individual foreign country within the Europe or Asia geographic markets are material, please revise future filings to separately disclose those revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

	Response	The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Form 10K for year ending December 31, 2010, disclose revenue to external customers attributed to an individual foreign country within Europe and Asia when the revenue is material. For the years end December 31, 2009,

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

2008 and 2007, the Company did not have any one country in Europe or Asia which exceeded 10% of consolidated revenues.
Item 11: Executive Compensation, page 81

11.	Question	We note from your discussion under “Annual Incentive” on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the “minimum operating income threshold measure” to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under Management Incentive Plan. Please provide such disclosure in your future filings, as applicable. Additionally, we note that for the 2009 fiscal year, the Compensation Committee established a 15% non-GAAP E.P.S. growth target but the Company did not achieve the “threshold non-GAAP E.P.S. growth of 7%.” We do not see disclosure about a threshold non-GAAP E.P.S. target elsewhere in your disclosure. Please clarify in your response letter whether there are two targets and how you intend to disclose these targets, threshold or otherwise, in future filings.

	Response	The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with year ending December 31, 2010, disclose the minimum non-GAAP operating income growth measure to be achieved in order for named executive officers to earn an incentive payment under the Management Incentive Plan. The Company requires a minimum non-GAAP operating income measure to be achieved, in addition to the non-GAAP E.P.S. growth target, in order to maintain a balanced focus on operational improvements excluding the effects of benefits of finance cost, taxes and stock repurchases programs to non-GAAP E.P.S. For 2009, in order for named executive officers to achieve a threshold payout under the Management Incentive Plan the Company would have needed to achieve both non-GAAP E.P.S. growth of 7% over the actual 2008 non-GAAP E.P.S. and 7% growth in non-GAAP operating income over the actual non-GAAP operating income achieved in 2008. A target incentive payout, 100% achievement, under the Management Incentive Plan for named executive officers required that the Company achieve 15% non-GAAP E.P.S growth over the actual 2008 non-GAAP E.P.S.

12.	Question	We refer to your disclosure under the caption “Long-Term Performance-Based Awards” on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. We note

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

minimal discussion and analysis as to how the stock option grants were determined. Your disclosure should include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response	The Compensation Committee considers non-qualified stock option grants annually at the Committee’s December meeting. Multiple factors, considered collectively, are reviewed by the Committee in determining the number of shares to award each named executive officer. These factors include competitive market data, overhang, share usage, stock compensation expense, the prior number of shares granted and the performance of the Company and the named executive officers.

In December 2009, Pearl Meyer & Partners prepared competitive market data for equity compensation for each named executive officer’s position. The Committee reviewed competitive market data at both the median and 75th percentile which is consistent with the Company’s philosophy of emphasizing performance-based pay and providing competitive long-term incentives for retention purposes, shareholder and goal alignment. The market value data was converted to shares based on Black-Scholes methodology. The Committee considered the resulting number of shares and determined the number of shares to be granted based on the above factors.

The Committee also considered whether the total share usage is appropriate relative to the Industry Peer Group and reviewed an analysis of share usage and overhang also prepared by Pearl Meyer & Partners. At the time of the analysis in December 2009, the number of shares utilized by Waters on both a one year and three year average was below the 25th percentile of the Industry Peer Group. Additionally, Waters’ total overhang (calculated as total shares granted plus shares available for future grant divided by total shares outstanding) was 12.8%, which was below the median of the peer group.

The Committee also considered the assessment and

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

recommendations of Mr. Berthiaume with respect to the performance of the Company and the other named executive officers. To meet the Company’s objective of allocating a significant portion of compensation to performance based instruments and in consideration of the above factors, the Committee granted to each named executive officer, except Mr. Berthiaume, a number of shares above the competitive market median for their respective position.
Definitive Proxy Statement on Schedule 14A filed on Schedule 14A April 1, 2010 Risk Oversight and Compensation Matters, page 15

13.	Question	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K other than the assessment limited to your “Management Incentive Plan” as disclosed on page 15. Please advise us of the basis for your conclusion that disclosure is not necessary regarding any risk arising from the registrant’s compensation policies and practices for its employees which are reasonably likely to have a material adverse effect on the registrant. Please also describe the process you undertook to reach that conclusion.

	Response	The Company conducted an internal review to determine if any compensation plans and practices would be reasonably likely to have a material adverse effect on the Company. The Company reviewed the size, scope and design of compensation plans, whether compensation plans promoted unnecessary risk taking and the policies that exist to mitigate compensation-related risk. The compensation plans were reviewed individually and in the aggregate for certain design features such as a short-term oriented pay mix, overly aggressive goal setting and over-weighting of annual incentives to ensure that none exist that could encourage excessive risk-taking. The policies that exist to further mitigate compensation-related risk include, among other things, (1) clawback provisions, in particular, the Recoupment Policy for Management Incentive Plan awards adopted in March 2010; (2) stock ownership guidelines for executive officers; and (3) independent oversight of compensation programs by the Compensation Committee.

The Company’s analysis of these plans coupled with the policies in place to mitigate compensation related risk bolstered its conclusion that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 18, 2010

Pursuant to the request of the Staff contained on the fifth page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Should the staff have any further comments or questions, kindly contact me at 508-482-3522.
Very truly yours,

/s/ John Ornell
John Ornell
Vice President, Finance and Administration and Chief Financial Officer